Exhibit 99.1

Condensed Consolidated Interim Financial Statements of

(Unaudited)

BELLUS HEALTH INC.

Periods ended June 30, 2020 and 2019

(In thousands of United States dollars)

Bellus health INC.

Condensed Consolidated Interim Financial Statements

(Unaudited)

Periods ended June 30, 2020 and 2019

(In thousands of United States dollars)

Condensed Consolidated Interim Financial Statements

Condensed Consolidated Interim Statements of Financial Position	1

Condensed Consolidated Interim Statements of Loss and Other Comprehensive Income	2

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity	3

Condensed Consolidated Interim Statements of Cash Flows	4

Notes to Condensed Consolidated Interim Financial Statements	5

bellus health INC.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

June 30, 2020 and December 31, 2019 and January 1, 2019

(In thousands of United States dollars)

	June 30,	December 31,	January 1,
	2020	2019	2019
		(Recast – note 2 (c))	(Recast – note 2 (c))
Assets

Current assets:
Cash and cash equivalents (note 4)	$21,259	$18,688	$10,950
Short-term investments (note 4)	52,692	71,292	24,912
Trade and other receivables	657	241	113
Research tax credit receivable	672	1,036	480
Prepaid expenses and other assets	1,646	2,988	843
Total current assets	76,926	94,245	37,298

Non-current assets:
Right-of-use asset (note 5)	93	204	114
Other assets	152	107	56
In-process research and development asset (note 6)	50,100	1,816	1,730
Total non-current assets	50,345	2,127	1,900
Total Assets	$127,271	$96,372	$39,198

Liabilities and Shareholders' Equity

Current liabilities:
Trade and other payables	$7,011	$7,445	$1,992
Lease liability (note 5)	85	167	114
Total current liabilities	7,096	7,612	2,106

Non-current liabilities:
Lease liability (note 5)	9	21	—
Total non-current liabilities	9	21	—
Total Liabilities	7,105	7,633	2,106

Shareholders' equity:
Share capital (note 7 (a))	535,020	486,401	405,626
Other equity (notes 7 (b) (i) and (ii))	28,521	26,858	25,682
Deficit	(452,673)	(433,818)	(401,087)
Accumulated other comprehensive income (note 2 (c))	9,298	9,298	6,871
Total Shareholders’ Equity	120,166	88,739	37,092
Commitments (note 10)
Total Liabilities and Shareholders’ Equity	$127,271	$96,372	$39,198

See accompanying notes to unaudited condensed consolidated interim financial statements.

bellus health INC.

Condensed Consolidated Interim Statements of Loss and Other Comprehensive Income

(Unaudited)

Periods ended June 30, 2020 and 2019

(in thousands of United States dollars, except per share data)

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
	2020	2019	2020	2019
		(Recast – note 2(c))		(Recast – note 2(c))
Revenues	$4	$6	$8	$13

Expenses:
Research and development	5,996	4,199	12,572	6,687
Research tax credits	(97)	(99)	(163)	(157)
	5,899	4,100	12,409	6,530
General and administrative	3,439	1,771	6,201	2,827
Total operating expenses	9,338	5,871	18,610	9,357
Loss from operating activities	(9,334)	(5,865)	(18,602)	(9,344)
Finance income	920	207	699	430
Finance costs	(8)	(251)	(651)	(601)
Net finance income (costs) (note 8)	912	(44)	48	(171)
Net loss for the period	$(8,422)	$(5,909)	$(18,554)	$(9,515)
Other comprehensive income:
Currency translation adjustment (note 2 (c))	—	558	—	1,373
Other comprehensive income for the period	—	558	—	1,373
Total comprehensive loss for the period	$(8,422)	$(5,351)	$(18,554)	$(8,142)

Loss per share (note 9)
Basic and diluted	$(0.14)	$(0.13)	$(0.33)	$(0.22)

See accompanying notes to unaudited condensed consolidated interim financial statements.

bellus health INC.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited)

Periods ended June 30, 2020 and 2019

(in thousands of United States dollars)

				Accumulated
				other
	Share	Other		comprehensive
	capital	equity	Deficit	income	Total
	(note 7 (a))
Balance, December 31, 2019 (Recast – note 2 (c))	$486,401	$26,858	$(433,818)	$9,298	$88,739

Total comprehensive loss for the period:
Net loss and comprehensive loss	—	—	(18,554)	—	(18,554)

Total comprehensive loss for the period	—	—	(18,554)	—	(18,554)

Transactions with shareholders, recorded directly in shareholders’ equity:

Issued in consideration for acquisition of remaining BLU-5937 Assets (note 6)	47,749	—	(301)	—	47,448

Stock-based compensation (note 7 (b) (i))	—	1,945	—	—	1,945

Issued upon stock options exercise (note 7 (b) (i))	318	(151)	—	—	167

Issued upon broker warrants exercise (note 7 (b) (ii))	552	(131)	—	—	421

Balance, June 30, 2020	$535,020	$28,521	$452,673	$9,298	$120,166

				Accumulated
				other
	Share	Other		comprehensive
	capital	equity	Deficit	income	Total
	(note 7 (a))
Balance, December 31, 2018 and January 1, 2019 (Recast – note 2 (c))	$405,626	$25,682	$(401,087)	$6,871	$37,092

Total comprehensive loss for the period:
Net loss	—	—	(9,515)	—	(9,515)
Other comprehensive income	—	—	—	1,373	1,373
Total comprehensive loss for the period	—	—	(9,515)	1,373	(8,142)

Transactions with shareholders, recorded directly in shareholders’ equity:

Issued upon stock option exercise (note 7 (b) (i))	103	(47)	—	—	56

Issued upon broker warrants exercise (note 7 (b) (ii))
	535	(221)	—	—	314

Stock-based compensation (note 7 (b) (i))	—	661	—	—	661

Balance, June 30, 2019	$406,264	$26,075	$(410,602)	$8,244	$29,981

See accompanying notes to unaudited condensed consolidated interim financial statements.

bellus health INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

Periods ended June 30, 2020 and 2019

(in thousands of United States dollars)

	Six-month periods ended
	June 30,
	2020	2019
		(Recast – note 2 (c))
Cash flows from operating activities:
Net loss for the period	$(18,554)	$(9,515)
Adjustments for:
Depreciation (note 5)	89	54
Stock-based compensation	1,945	661
Loss on lease modification	6	—
Net finance (income) costs	(48)	171
Other items	45	20
Changes in operating assets and liabilities
Trade and other receivables	(416)	29
Research tax credits receivable	318	(148)
Prepaid expenses and other assets	1,529	576
Trade and other payables	(190)	3,436
	(15,276)	(4,716)

Cash flows from financing activities:
Issuance of common shares through equity offerings, net of share issue costs	—	(308)
Issuance of common shares upon stock options exercise	167	56
Issuance of common shares upon broker warrants exercise	421	314
Deferred financing costs	(136)	—
Lease liability – principal repayments	(76)	(65)
Interest paid	(10)	(3)
	366	(6)

Cash flows from investing activities:
Sales of short-term investments	21,072	7,163
Purchases of short-term investments	(2,605)	—
Acquisition of in-process research and development asset, total contribution paid and transaction costs (note 6)	(836)	—
Interest received	295	190
	17,926	7,353

Net increase in cash and cash equivalents	3,016	2,631

Cash and cash equivalents, beginning of period	18,688	10,950

Effect of foreign exchange on cash and cash equivalents	(445)	188

Cash and cash equivalents, end of period	$21,259	$13,769

Supplemental cashflow disclosure:
Non-cash transactions:
Initial recognition of right-of-use asset and lease liability (note 5)	$—	$114
Addition to right-of-use asset and lease liability – Lease modification	—	110
Issuance of common shares in consideration for acquisition of remaining BLU-5937 Assets (note 6)	47,749	—
Share issue costs related to equity offerings, in Trade and other payables	50	50
Ascribed value related to issuance of common shares upon stock options exercise (note 7 (b) (i))	151	47
Ascribed value related to issuance of common shares upon broker warrants exercise (note 7 (b) (ii))	131	221
Value of DSUs in Prepaid expenses (note 7 (b) (iii))	170	170

See accompanying notes to unaudited condensed consolidated interim financial statements.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

Periods ended June 30, 2020 and 2019

(in thousands of United States dollars, except per share data, unless otherwise noted)

1.	Reporting entity:

BELLUS Health Inc. (“BELLUS Health” or the “Company”) is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders. The Company's product candidate, BLU-5937, is being developed for the treatment of chronic cough and chronic pruritus. The Company is domiciled in Canada. The address of the Company’s registered office is 275 Armand-Frappier Blvd., Laval, Quebec, H7V 4A7. BELLUS Health’s common shares trade on the Nasdaq Capital Market (“Nasdaq”) and on the Toronto Stock Exchange (“TSX”), both under the symbol BLU.

The Company completed a share consolidation on the basis of one new common share for every 3.6 outstanding shares effective on August 19, 2019. As a result, all issued and outstanding common shares, stock options, deferred share units, broker warrants and per share amounts contained in these condensed consolidated interim financial statements have been retrospectively adjusted to reflect the share consolidation for all periods presented.

These condensed consolidated interim financial statements include the accounts of BELLUS Health Inc. and its subsidiaries.

The annual consolidated financial statements of the Company as at and for the year ended December 31, 2019 are available on our web site at www.bellushealth.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

2.	Basis of preparation:

(a)	Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting of International Financial Reporting Standards (“IFRS”). The condensed consolidated interim financial statements do not include all the information required for full annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements as at and for the year ended December 31, 2019. These condensed consolidated interim financial statements have not been reviewed by the Company’s auditors.

These condensed consolidated interim financial statements for the three and six-month periods ended June 30, 2020 were approved by the Board of Directors on August 12, 2020.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended June 30, 2020 and 2019

(in thousands of United States dollars, except per share data, unless otherwise noted)

2.	Basis of preparation (continued):

(b)	Use of estimates and judgements:

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The reported amounts and note disclosures reflect management’s best estimate of the most probable set of economic conditions and planned course of actions. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2019, except for the addition of the following: the estimation of the cost of the in-process research and development (IPR&D) asset using the fair value of the issued share-based consideration related to the remaining BLU-5937 Assets the Company acquired in March 2020 (refer to note 6).

(c)	Functional and presentation currency:

Effective January 1, 2020, the Company has adopted the United State dollar ("USD") as its functional and presentation currency. Prior to these condensed consolidated interim financial statements, the functional and presentation currency was the Canadian dollar ("CAD"). The change in the functional currency from the CAD to the USD reflects the primary economic environment in which the Company operates in. As a result of the advancement of the Company’s development programs, the Company anticipates higher research and development costs in future periods which will be denominated mainly in USD. In addition, these costs will be financed from proceeds received from the financing in USD that closed in September 2019. The Company also anticipates that potential future sales revenues and financings will be primarily denominated in USD.

As such, these condensed consolidated interim financial statements are presented in USD. On January 1, 2020, the change in functional currency resulted in the assets and liabilities as of December 31, 2019 being translated in USD using the exchange rate in effect on that date, and equity transactions were translated at historical rates. The change in functional currency is applied prospectively.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended June 30, 2020 and 2019

(in thousands of United States dollars, except per share data, unless otherwise noted)

2.	Basis of preparation (continued):

(c)	Functional and presentation currency (continued):

The change in presentation currency was applied retrospectively and therefore, these condensed consolidated interim financial statements are presented in USD, together with the comparative information as at December 31, 2019, for the three and six-month periods ended June 30, 2019, and on the consolidated statement of financial position as at January 1, 2019. For comparative purposes, historical consolidated financial statements were recast in USD by translating assets and liabilities at the closing rate in effect at the end of the respective period, revenues, expenses and cash flows at the average rate in effect for the respective period and equity transactions at historical rates. Any exchange difference resulting from the translation was included in Accumulated other comprehensive income presented in shareholders’ equity.

3.	Significant accounting policies and basis of measurement:

The accounting policies and basis of measurement applied in these condensed consolidated interim financial statements are the same as those applied by BELLUS Health in its consolidated financial statements for the year ended December 31, 2019.

4.	Cash, cash equivalents and short-term investments:

Cash, cash equivalents and short-term investments consist of cash balances with banks and short-term investments:

	June 30,	December 31,	January 1,
	2020	2019	2019
Cash balances with banks	$7,959	$5,494	$1,073
Short-term investments with initial maturities of less than three months:
High interest savings accounts, yielding interest at 0.25% to 0.55% as at June 30, 2020 (December 31, 2019 – 1.28% to 1.85%)	13,300	13,194	9,877
Cash and cash equivalents	21,259	18,688	10,950

Short-term investments with initial maturities greater than three months and less than one year:
Term deposits issued in USD, yielding interest as at 2.01% to 2.15% as at June 30, 2020 (December 31, 2019 – 1.80% to 2.15%)	23,380	36,701	10,510
Term deposit issued in CAD (CAD $15,700), yielding interest at 1.27% to 2.60% as at June 30, 2020 (December 31, 2019 – (CAD $15,555), 1.92% to 2.60%)	11,565	11,975	14,402
Bearer deposit notes issued in USD, yielding interest at 1.76% to 1.80% as at June 30, 2020 (December 31, 2019 – 1.76% to 1.83%)	17,747	22,616	—
Short-term investments	52,692	71,292	24,912

Cash, cash equivalents and short-term investments	$73,951	$89,980	$35,862

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended June 30, 2020 and 2019

(in thousands of United States dollars, except per share data, unless otherwise noted)

5.	Right-of-use asset and lease liability:

BELLUS Health Inc. leases office space in Laval, Quebec, Canada. The Company’s main property lease at that location expires on January 31, 2021. In November 2019, the Company entered into a new property lease for additional office space at the same location, the expiry of which was modified to September 30, 2020 (from January 31, 2021) by a lease amendment dated April 2020.

Right-of-use asset:

Carrying
value
Cost:
Balance as at January 1, 2019	$114
Additions to right-of-use asset	204
Currency translation adjustment (note 2 (c))	8
Balance as at December 31, 2019	326
Derecognition due to lease modification	(22)
Balance as at June 30, 2020	$304

Accumulated amortization:
Balance as at January 1, 2019	$—
Depreciation	(120)
Currency translation adjustment (note 2 (c))	(2)
Balance as at December 31, 2019	(122)
Depreciation	(89)
Balance as at June 30, 2020	$(211)

Net carrying value:
Balance as at January 1, 2019	$114
Balance as at December 31, 2019	204
Balance as at June 30, 2020	93

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended June 30, 2020 and 2019

(in thousands of United States dollars, except per share data, unless otherwise noted) Lease liability:

5.    Right-of-use asset and lease liability (continued):

Lease liability:

Carrying
value
Balance as at January 1, 2019	$114

Additions to lease liability	204
Interest expense	12
Principal repayment	(146)
Currency translation adjustment (note 2 (c))	4
Balance as at December 31, 2019	$188

Derecognition due to lease modification	(16)
Interest expense	7
Principal repayment	(76)
Foreign exchange gain	(9)
Balance as at June 30, 2020	$94
Current portion of lease liability	85
Non-current portion of lease liability	$9

The remaining weighted average life of the Company’s property leases as of June 30, 2020 is 0.5 year.

Lease payments were discounted using an incremental borrowing rate of 5%.

Minimum annual payments under the non-cancelable leases, undiscounted, are as follows:

Years ending December 31,
2020 (remainder of the year)	$76
2021 and after	21
$97

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended June 30, 2020 and 2019

(in thousands of United States dollars, except per share data, unless otherwise noted) Lease liability:

6.      In-process research and development asset:

On March 25, 2020, the Company closed an asset purchase and sale agreement to acquire all of the remaining BLU-5937 and related P2X3 antagonists intellectual property assets (the “BLU-5937 Assets”) from adMare BioInnovations’ NEOMED Institute (“adMare”) , which is accounted for as an acquisition of assets.

In consideration of the foregoing, the Company issued to adMare and AstraZeneca AB (“AstraZeneca”) an aggregate of 4,770,000 BELLUS Health common shares from treasury, having an aggregate fair value of $47,749 at the date of the closing of the transaction, calculated using the average of the BELLUS Health’s March 25, 2020 opening and closing share price, plus a cash consideration paid to adMare of $352 (CAD $500). AstraZeneca assigned the BLU-5937 Assets to adMare in 2012.

The total consideration paid for the in-process research and development (“IPR&D") asset related to the remaining BLU-5937 Assets was $48,284, consisting of the shares issued and cash paid referred to above, as well as transaction costs in relation to the acquisition of $183. Transactions costs in relation to the share issuance amounted to $301 and have been charged to the deficit. This acquisition was accounted for as a non-employee share-based payment transaction and measured using the consideration transferred by the Company.

The Company no longer has any obligations to adMare, or any other third party, in respect to tiered royalty obligations and revenue share that would have been otherwise owed to adMare under and subject to the February 2017 license agreement, pursuant to which the Company had exclusive rights to develop and commercialize the BLU-5937 Assets, and which license agreement was terminated as part of this transaction. No amount was payable under this agreement prior to its termination.

As at June 30, 2020, the aggregate carrying value of the IPR&D asset related to BLU-5937 amounted to $50,100 ($1,816 as at December 31, 2019).

The Company assesses at each reporting date whether there is an indication that the asset may be impaired. Due to the topline results of its Phase 2 RELIEF trial of BLU-5937 in refractory chronic cough, the Company performed an impairment review of the IPR&D asset as at June 30, 2020. The carrying amount of the IPR&D asset did not exceed its estimated recoverable amount. The IPR&D asset related to BLU-5937 is accounted for as an indefinite-lived intangible asset until the project, currently in its clinical phase, is completed or abandoned, at which point it will be amortized or impaired, respectively.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended June 30, 2020 and 2019

(in thousands of United States dollars, except per share data, unless otherwise noted) Lease liability:

7.      Shareholders’ equity:

(a)	Share capital:

Changes in issued and outstanding common shares for the six-month periods ended June 30, 2020 and 2019 were as follows:

	Number	Dollars
Balance, December 31, 2019	55,378,660	$486,401

Issued in consideration for acquisition of remaining BLU-5937 Assets (note 7 (a) (i))	4,770,000	47,749

Issued upon stock options exercise (note 7 (b) (i))	119,333	318

Issued upon broker warrants exercise (note 7 (b) (ii))	171,590	552

Balance, June 30, 2020	60,439,583	$535,020

	Number	Dollars
Balance, December 31, 2018	43,622,136	$405,626

Issued upon stock options exercise (note 7 (b) (i))	41,667	103

Issued upon broker warrants exercise (note 7 (b) (ii))	304,145	535

Balance, June 30, 2019	43,967,948	$406,264

(i)	On March 25, 2020, the Company issued 4,770,000 common shares from treasury in consideration for the acquisition of the remaining BLU-5937 Assets (refer to note 6).

(b)        Share-based payment arrangements:

(i)	Stock option plan:

Changes in outstanding stock options issued under the stock option plan for the six-month periods ended June 30, 2020 and 2019 were as follows:

	Number	Weighted average exercise price (4)
Balance, December 31, 2019	4,726,943	$2.12 (CAD $2.88)
Granted (1) (2)	1,075,000	$10.28 (CAD $13.96)
Exercised	(119,333)	$1.44 (CAD $1.96)
Cancelled	(65,610)	$5.45 (CAD $7.40)
Balance, June 30, 2020	5,617,000	$3.66 (CAD $4.97)

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended June 30, 2020 and 2019

(in thousands of United States dollars, except per share data, unless otherwise noted)

7.     Shareholders’ equity (continued):

(b)   Share-based payment arrangements (continued):

(i)	Stock option plan (continued):

	Number	Weighted average exercise price (4)
Balance, December 31, 2018	3,220,280	1.12 (CAD $1.47)
Granted (3)	1,015,275	3.33 (CAD $4.36)
Exercised	(41,667)	1.37 (CAD $1.80)
Balance, June 30, 2019	4,193,888	1.65 (CAD $2.17)

(1)	1,010,000 stock options were granted on April 1, 2020, having an exercise price of $10.25 (CAD $13.91); 750,000 stock options granted to key management personnel and 260,000 granted to other employees.

(2)	65,000 stock options were granted to other employees on May 14, 2020, having an exercise price of $10.84 (CAD $14.72).

(3)	1,015,275 stock options were granted on February 20, 2019; 895,830 stock options granted to key management personnel and 119,445 granted to other employees.

(4)	USD equivalent is presented at the closing rate of the corresponding period.

The following table summarizes information about stock options outstanding and exercisable as at June 30, 2020:

	Options outstanding		Options exercisable
		Weighted
		average years
Exercise price/share (1)	Number	To expiration	Number
$0.80 (CAD $1.08)	719,445	6.8	432,223
$0.93 (CAD $1.26)	1,131,112	7.6	444,444
$1.11 (CAD $1.51)	47,223	7.4	22,223
$1.33 (CAD $1.80)	1,077,777	2.2	1,077,777
$1.51 (CAD $2.05)	41,667	8.0	8,333
$2.78 (CAD $3.78)	5,667	2.2	5,667
$2.97 (CAD $4.03)	28,611	5.7	22,889
$3.21 (CAD $4.36)	982,443	8.6	198,001
$6.18 (CAD $8.39)	512,222	9.4	—
$8.41 (CAD $11.41)	20,833	9.1	—
$10.25 (CAD $13.91)	985,000	9.8	—
$10.84 (CAD $14.72)	65,000	9.9	—
	5,617,000	7.2	2,211,557

(1)	USD equivalent is presented at the closing rate.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended June 30, 2020 and 2019

(in thousands of United States dollars, except per share data, unless otherwise noted)

7.     Shareholders’ equity (continued):

(b)	Share-based payment arrangements (continued):

(ii)	Stock option plan (continued):

Stock-based compensation

For the three and six-month periods ended June 30, 2020, the Company recorded a stock-based compensation expense related to the stock option plan (excluding compensation under the DSU plans) in the amount of $1,327 and $1,945, respectively in the condensed consolidated interim statement of loss and other comprehensive income; from these amounts, $527 and $862, respectively, is presented in Research and development expenses and $800 and $1,083, respectively, is presented in General and administrative expenses ($402 and $661 for the corresponding periods of the previous year, $70 and $115 respectively presented in Research and development and $332 and $546 respectively presented in General and administrative expenses).

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes pricing model. Expected volatility is estimated by considering historic average share price volatility for a period commensurate with the expected life. The weighted average assumptions for stock options granted during the six-month periods ended June 30, 2020 and 2019 were as follows:

	2020 (1) (3)	2019 (2) (3)
Weighted average fair value of stock options at grant date	$7.87 (CAD $11.17)	$2.85 (CAD $3.75)
Weighted average share price	$9.84 (CAD $13.96)	$3.31 (CAD $4.36)
Weighted average exercise price	$9.84 (CAD $13.96)	$3.31 (CAD $4.36)
Risk-free interest rate	0.56%	1.83%
Expected volatility	99%	100%
Expected life in years	7	7
Expected dividend yield	Nil	Nil

(1)	Stock options were granted on April 1, 2020 and May 14, 2020.

(2)	All stock options were granted on February 20, 2019.

(3)	USD equivalent is presented at the historical rate.

Dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended June 30, 2020 and 2019

(in thousands of United States dollars, except per share data, unless otherwise noted)

7.     Shareholders’ equity (continued):

(b)	Share-based payment arrangements (continued):

(ii)	Broker warrants:

Changes in outstanding broker warrants for the six-month periods ended June 30, 2020 and 2019 were as follows:

	Number	Dollars
Balance, December 31, 2019	171,590	$131
Exercised – from the 2018 Offering (1)	(171,590)	(131)
Balance, June 30, 2020	—	$—

	Number	Dollars
Balance, December 31, 2018	710,278	$521
Exercised – from the 2017 Offering (2)	(304,145)	(221)
Expired – from the 2017 Offering	(3,282)	(2)
Balance, June 30, 2019	402,851	$298

(1)	During the six-month period ended June 30, 2020, the Company issued a total of 171,590 common shares from treasury upon the exercise of a total of 171,590 broker warrants issued in connection with the Company’s equity offering in December 2018 (the “2018 Offering”). Each broker warrant entitled the holders to buy one common share at a price of $2.52 (CAD $3.42) per share for a period of 18 months from the closing of the 2018 Offering. As a result of their exercise, the aggregate carrying value of the broker warrants of $131, initially allocated to Other equity pending the issuance of common shares, was reclassified to Share capital.

(2)	During the six-month period ended June 30, 2019, the Company issued a total of 304,145 common shares from treasury upon the exercise of a total of 304,145 broker warrants issued in connection with the Company’s equity offering in December 2017 (the “2017 Offering”). Each broker warrant entitled the holders to buy one common share at a price of $1.01 (CAD $1.37) per share for a period of 18 months from the closing of the 2017 Offering. As a result of their exercise, the aggregate carrying value of the broker warrants of $221, initially allocated to Other equity pending the issuance of common shares, was reclassified to Share capital.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended June 30, 2020 and 2019

(in thousands of United States dollars, except per share data, unless otherwise noted)

7.	Shareholders’ equity (continued):

(b)	Share-based payment arrangements (continued):

(iii)	Deferred share unit (“DSU”) plan:

Changes in the number of units outstanding for the six-month periods ended June 30, 2020 and 2019 were as follows:

Number of units	2020	2019
Balance, beginning of period	234,633	181,352
Units granted (1)	18,395	53,281
Balance, end of period	253,028	234,633
Balance of DSU liability, included in Trade and other payables (2)	$2,619	$1,806

(1)  All DSUs were granted to key management personnel.

(2)  Balance of DSU liability as at December 31, 2019 amounted to $1,772, and as at January 1, 2019, to $488.

The stock-based compensation expense related to DSU plan recorded in the condensed consolidated interim statement of loss and other comprehensive income for the three and six-month periods ended June 30, 2020 amounted to $58 and $822, respectively; from these amount, $1 and $2, respectively, is presented in Research and development expenses and $57 and $820, respectively, is presented in General and administrative expenses ($814 and $1,161 for the corresponding periods of the previous year, $2 and $2 presented in Research and development expenses and $812 and $1,159 presented in General and administrative expenses). During the six-month period ended June 30, 2020, the Company granted 18,395 DSUs having a fair value per unit of $10.69 (CAD $14.51) (53,281 DSUs having an average fair value per unit of $3.91 (CAD $5.12) were granted during the six-month period ended June 30, 2019).

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended June 30, 2020 and 2019

(in thousands of United States dollars, except per share data, unless otherwise noted)

8.	Net finance income (costs):

Finance income and Finance costs for three and six-month periods ended June 30, 2020 and 2019 were attributed as follows:

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
	2020	2019	2020	2019
Interest income	$316	$207	$699	$430
Foreign exchange gain	604	—	—	—
Finance income	920	207	699	430

Interest expense on lease liability (note 5)	(3)	(2)	(7)	(4)
Interest and bank charges	(5)	(1)	(10)	(4)
Foreign exchange loss	—	(248)	(634)	(593)
Finance costs	(8)	(251)	(651)	(601)
Net finance income (costs)	$912	$(44)	$48	$(171)

9.	Loss per share:

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
	2020	2019	2020	2019
Basic and diluted weighted average number of common shares outstanding	60,332,389	43,919,713	56,255,094	43,824,815

Basic and diluted loss per share	$(0.14)	$(0.13)	$(0.33)	$(0.22)

Excluded from the calculation of the diluted loss per share for the three and six-month periods ended June 30, 2020 is the impact of all stock options granted under the stock option plan, as it would be anti-dilutive.

Excluded from the calculation of the diluted loss per share for the three and six-month periods ended June 30, 2019 is the impact of all stock options granted under the stock option plan and broker warrants, as it would be anti-dilutive.

Stock options granted under the stock option plan could potentially be dilutive in the future.

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended June 30, 2020 and 2019

(in thousands of United States dollars, except per share data, unless otherwise noted)

10.	Commitments:

Contracts in the normal course of business:

The Company enters into contracts in the normal course of business, including for research and development activities, consulting and other services.

As at June 30, 2020, the Company has commitments for expenditures related to contracts for research and development activities of approximately $5,174 (approximately $8,724 as at December 31, 2019), of which $5,084 is expected to be paid in 2020 and $90 in 2021.

11.	Related party transactions:

(a)	There is no single ultimate controlling party.

(b)	Dr. Francesco Bellini, Chairman of the Board of Directors, provides ongoing advisory services to the Company under the terms of a consulting and services agreement between the Company and Picchio International, wholly-owned by Dr. Francesco Bellini and his spouse. The agreement has a one-year term and shall renew for successive one-year terms. The Company recorded fees and expenses of $69 and $141 (CAD $95 and $190) and $70 and $143 (CAD $95 and $190) under the consulting and services agreement for the three and six-month periods ended June 30, 2020 and 2019, respectively.

(c)	Key management personnel:

The Chief Executive Officer, Chief Medical Officer, Vice-Presidents and Directors of BELLUS Health are considered key management personnel of the Company.

The aggregate compensation for the three and six-month periods ended June 30, 2020 and 2019 to key management personnel of the Company is set out below:

	Three-month periods ended		Six-month periods ended
	June 30,		June 30,
	2020	2019	2020	2019
Short term benefits	$497	$357	$1,063	$721
DSU plan expense	58	814	822	1,161
Stock option plan expense	1,044	354	1,584	582
	$1,599	$1,525	$3,469	$2,464

bellus health INC.

Notes to Condensed Consolidated Interim Financial Statements (Continued)

(Unaudited)

Periods ended June 30, 2020 and 2019

(in thousands of United States dollars, except per share data, unless otherwise noted)

12.	Financial instruments:

Carrying values and fair values:

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and may not be determined with precision. A three-tier fair value hierarchy prioritizes the inputs used in measuring fair value.

There was no financial asset or liability fair valued on a recurring basis as at June 30, 2020 and December 31, 2019.

For its financial assets and liabilities measured at amortized cost as at June 30, 2020, the Company has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value because of the relatively short periods to maturity of these instruments.